                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                               -----------------------

                                    SCHEDULE 14D-1
TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               -----------------------

                      COURTYARD BY MARRIOTT LIMITED PARTNERSHIP
                            A DELAWARE LIMITED PARTNERSHIP
                              (NAME OF SUBJECT COMPANY)

                                 PALM INVESTORS, LLC
                         A DELAWARE LIMITED LIABILITY COMPANY
                                  ARLEN CAPITAL, LLC
                         A DELAWARE LIMITED LIABILITY COMPANY
                                       (BIDDER)


                        UNITS OF LIMITED PARTNERSHIP INTEREST
                            (TITLE OF CLASS OF SECURITIES)

                                         None
                        (CUSIP Number of Class of Securities)


                                 Arlen Capital, LLC
                               Don Augustine, Manager
                        1650 Hotel Circle North - Suite 200
                            San Diego, California  92108
                                   (619) 686-2002
            (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications on Behalf of Bidder)

                               -----------------------

                             CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
TRANSACTION VALUATION*                                 AMOUNT OF FILING FEE
     $9,775,000                                                $1,955
--------------------------------------------------------------------------------

* FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION ASSUMES THE PURCHASE OF 115 UNITS AT A PURCHASE PRICE OF $85,000 PER UNIT IN THE PARTNERSHIP.

[  ] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2)
     AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

     AMOUNT PREVIOUSLY PAID:            NOT APPLICABLE                     FILING PARTY:                      NOT APPLICABLE
     FORM OF REGISTRATION NO.:          NOT APPLICABLE                     DATE FILED:                        NOT APPLICABLE
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------


                                  Page 1 of 7 Pages

                                        14D-1

----------------                                               -----------------
CUSIP NO. (None)                                               Page 2 of 7 Pages
----------------                                               -----------------

-----|--------------------------------------------------------------------------
i.   |    Names of Reporting Persons
     |    S.S. or I.R.S. Identification Nos. of Above Persons
     |
     |    Palm Investors, LLC - IRS Identification #33-0741043
-----|--------------------------------------------------------------------------
ii.  |    Check the Appropriate Box if a Member of a Group            (a)  / /
     |    (See Instructions)                                          (b)  / /
-----|--------------------------------------------------------------------------
iii. |    SEC Use Only
-----|--------------------------------------------------------------------------
iv.  |    Sources of Funds (See Instructions)
     |
     |    WC
-----|--------------------------------------------------------------------------
v.   |    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     |    2(e) or 2(f)
     |                                                                     / /
-----|--------------------------------------------------------------------------
vi.  |    Citizenship or Place of Organization
     |
     |    State of Delaware
-----|--------------------------------------------------------------------------
vii. |    Aggregate Amount Beneficially Owned By Each Reporting Person
     |
     |    Less than 4.98 percent of the issued and outstanding Limited
     |    Partnership Units
-----|--------------------------------------------------------------------------
viii.|    Check if the Aggregate in Row (7) Excludes Certain Shares
     |    (See Instructions)
     |                                                                     / /
-----|--------------------------------------------------------------------------
ix.  |    Percent of Class Represented by Amount in Row (7)
     |
     |    Less than 4.98 percent of the issued and outstanding Limited
     |    Partnership Units
-----|--------------------------------------------------------------------------
x.   |    Type of Reporting Persons (See Instructions)
     |
     |    OO
-----|--------------------------------------------------------------------------

                                        14D-1

----------------                                               -----------------
CUSIP NO. (None)                                               Page 3 of 7 Pages
----------------                                               -----------------

-----|--------------------------------------------------------------------------
1.   |    Names of Reporting Persons
     |    S.S. or I.R.S. Identification Nos. of Above Persons
     |
     |    Arlen Capital, LLC - IRS Identification #33-0713478
-----|--------------------------------------------------------------------------
2.   |    Check the Appropriate Box if a Member of a Group
     |    (See Instructions)
     |                                                                (a)  / /
     |                                                                (b)  / /
-----|--------------------------------------------------------------------------
3.   |    SEC Use Only
     |
-----|--------------------------------------------------------------------------
4.   |    Sources of Funds (See Instructions)
     |
     |    AF
-----|--------------------------------------------------------------------------
5.   |    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     |    2(e) or 2(f)
     |                                                                     / /
-----|--------------------------------------------------------------------------
6.   |    Citizenship or Place of Organization
     |
     |    State of California
-----|--------------------------------------------------------------------------
7.   |    Aggregate Amount Beneficially Owned By Each Reporting Person
     |
     |    Less than 4.98 percent of the issued and outstanding Limited
     |    Partnership Units
-----|--------------------------------------------------------------------------
8.   |    Check if the Aggregate in Row (7) Excludes Certain Shares
     |    (See Instructions)
     |                                                                     / /
-----|--------------------------------------------------------------------------
9.   |    Percent of Class Represented by Amount in Row (7)
     |
     |    Less than 4.98 percent of the issued and outstanding Limited
     |    Partnership Units
-----|--------------------------------------------------------------------------
10.  |    Type of Reporting Persons (See Instructions)
     |
     |    OO
-----|--------------------------------------------------------------------------

ITEM 1.   SECURITY AND SUBJECT COMPANY

     (a) The name of the subject company is Courtyard by Marriott Limited Partnership, a Delaware Limited Partnership, and the address of its executive offices is 10400 Fernwood Road, Bethesda, Maryland 20817.

     (b) The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

     This Schedule 14D-1 relates to a tender offer by Palm Investors, LLC, a Delaware limited liability company ("Purchaser"), to purchase 115 Units of Courtyard by Marriott Limited Partnership, a Delaware Limited Partnership, (the "Partnership"), at $85,000 for Unit in the Partnership, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 1998 and the related Agreement of Sale (which together constitute the "Offer"), which are attached to and filed with this Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively, and incorporated herein by reference. This Schedule 14D-1 is being filed on behalf of Purchaser.

     (c) The information set forth in the "Introduction" and Section 7 ("Purpose and Effect of the Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.   IDENTITY AND BACKGROUND

     (a)-(d) and (g) The information set forth in the "Introduction," Section 11 ("Certain Information Concerning the Purchaser"), Section 12 ("Source and Amount of Funds") and Schedule 1 of the Offer to Purchase is incorporated herein by reference.

     (e)-(f) During the last five years, neither Purchaser, nor to the best of their knowledge, any of their respective executive officers and directors listed in Schedule 1 of the Offer to Purchase (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (g) The information set forth in Schedule 1 to the Offer to Purchase is incorporated herein by this reference.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

     (a) Not applicable.

     (b) The information set forth in Section 9 ("Past Contacts and Negotiations with General Partner") of the Offer to Purchase is incorporated herein by this reference.

ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) The information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.

ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

     (a)-(g) The information set forth in the "Introduction," Section 7 ("Purpose and Effect of the Offer") and Section 8 ("Future Plans") of the Offer to Purchase are incorporated herein by reference.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a)-(b) The information set forth in the "Introduction" and Section 11 ("Certain Information Concerning the Purchaser") of the Offer to Purchase are incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

     Not applicable.

ITEM 8.   PERSONS RELATED, EMPLOYED OR TO BE COMPENSATED

     The information set forth in the "Introduction" and Section 15 ("Fees and Expenses") of the Offer to Purchase are incorporated herein by reference.

ITEM 9.   FINANCIAL STATEMENTS OF CERTAIN BIDDERS

     Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

     (a) Not applicable.

     (b)-(c) The information set forth in the "Introduction," Section 7 ("Purpose and Effect of the Offer") and Section 14 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase are incorporated herein by reference.

     (d)  Not applicable.

     (e)  Not applicable.

     (f) Reference hereby is made to the Offer to Purchase and the related Agreement of Sale, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, which are incorporated in their entirety herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

     (a)(1) -  Offer to Purchase, dated May 26, 1998.
     (a)(2) -  Agreement of Sale.
     (a)(3) -  Cover Letter, dated May 26, 1998 from Purchaser to Limited
               Partners.
     (b) -     Not applicable.

     (c) -     Not applicable.

     (d) -     Not applicable.

     (e) -     Not applicable.

     (f) -     Not applicable.


                                      SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    May 26, 1998                       PALM INVESTORS, LLC

                                             By:  Arlen Capital, LLC
                                                  its Manager



                                                  By:  /s/ DON AUGUSTINE
                                                      ------------------------
                                                      Don Augustine, Manager

                                             ARLEN CAPITAL, LLC



                                                  By:  /s/ DON AUGUSTINE
                                                      ------------------------
                                                      Don Augustine, Manager

                                    EXHIBIT INDEX


                                                            Sequential
Exhibit No.                   Description                   Page Number
-----------                   -----------                   -----------
(a)(1) -       Offer to Purchase, dated May 26, 1998.

(a)(2) -       Agreement of Sale.

(a)(3) -       Cover Letter, dated May 26, 1998 from
               Purchaser to Limited Partners.

(b) -          Not applicable.

(c) -          Not applicable.

(d) -          Not applicable.

(e) -          Not applicable.

(f) -          Not applicable.